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Exhibit 12

MAGELLAN HEALTH SERVICES, INC AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH UNCONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERENCE DIVIDENDS
(Dollars in thousands)

	For the Fiscal Year Ended
	September 30,
						Nine months ended 6/30/2002
	1997	1998	1999	2000	2001
EARNINGS:
Income (loss) from continuing operations before income taxes, minority interest, and extraordinary items	$(56,163)	$(8,931)	$37,457	$17,698	$69,740	$29,537
Less: Equity in (earnings) / loss from unconsolidated subsidiary	5,567	(12,795)	(20,442)	(9,792)	(36,566)	(7,664)

Income (loss) from continuing operations before income taxes, minority interest, extraordinary items and equity in (earnings) / loss of unconsolidated subsidiary	(50,596)	(21,726)	17,015	7,906	33,174	21,873
Add:
Interest expense	55,482	87,290	104,156	106,711	103,783	72,778
Portion of rents representative of interest factor	2,586	7,859	10,765	11,349	11,102	8,201
Cash Distributions from uncons subs	—	11,441	21,970	14,324	38,353	8,420

	58,068	106,590	136,891	132,384	153,238	89,399

Total earnings	$7,472	$84,864	$153,906	$140,290	$186,412	$111,272

FIXED CHARGES AND PREFERENCE DIVIDENDS:
Interest expense	$55,482	$87,290	$104,156	$106,711	$103,783	$72,778
Portion of rents representative of interest factor	2,586	7,859	10,765	11,349	11,102	8,201
Capitalized interest	—	513	673	—	—	—
Less:
Fixed charges of certain unconsolidated subsidiaries			—	—	—	—

Fixed charges before preference dividends	58,068	95,662	115,594	118,060	114,885	80,979

Preferred dividend requirement	—	—	—	3,802	5,049	3,842
Effective tax rate (1)	N/A	N/A	N/A	50.8%	52.2%	41.7%

Preferred dividend factor on pre-tax basis	—	—	—	7,731	10,558	6,585

Combined fixed charges and preference dividends	$58,068	$95,662	$115,594	$125,790	$125,443	$87,565

Ratio (dollar amount of deficiency)	$(50,596)	$(10,798)	1.33	1.12	1.49	1.27

(1)
Represents income from continuing operations before provision for income taxes divided by income from continuing operations, which adjusts dividends on preferred stock to a pre-tax basis.

MAGELLAN HEALTH SERVICES, INC.
FIXED CHARGES
(in thousands)

	FY 97	FY 98	FY 99	FY 00	FY 01	Nine months ended 6/30/2002
I. INTEREST EXPENSE
Net interest per 10-K/Pro Formas	46,438	76,505	93,752	97,286	93,662	69,380
Less interest income	(9,044)	(10,785)	(10,404)	(9,425)	(10,121)	(3,399)

Total interest expense	55,482	87,290	104,156	106,711	103,783	72,779

Non- Cash Int exp	1,710	2,935	3,843	4,376	5,078	4,010

Net CASH INT EXPENSE	53,772	84,355	100,313	102,335	98,705	68,769
II. RENTS REPRESENTATIVE OF INTEREST FACTOR
Rent expense — continuing ops	7,759	23,577	32,296	34,046	33,306	24,604

Factor (1/3 of rent expense)	2,586	7,859	10,765	11,349	11,102	8,201

Rent expense — uncons.:
NONE

Total rent expense	—	—	—	—	—	—

Factor (1/3 of rent expense)	—	—	—	—	—	—

Effective Tax Rate Continuing Oper
Pre-tax income cont ops				17,698	69,740	29,537
Provision for income taxes cont ops				8,994	36,388	12,305
Effective tax rate (ETR)				50.8%	52.2%	41.7%

Preferred dividend rate (1-ETR)				49.2%	47.8%	58.3%

preferred div				3,802	5,049	3,842
Dividend Requirement				7,731	10,558	6,585

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Exhibit 12 Comptation of Ratio of Earnings